Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-286320

O’REILLY AUTOMOTIVE, INC.

$700,000,000 4.800% Senior Notes due 2029

$500,000,000 5.050% Senior Notes due 2031

$400,000,000 5.550% Senior Notes due 2037

August 10, 2026

Term Sheet

Issuer	O’Reilly Automotive, Inc.

Description of Securities	4.800% Senior Notes due 2029 (the “2029 Notes”)
5.050% Senior Notes due 2031 (the “2031 Notes”)
5.550% Senior Notes due 2037 (the “2037 Notes”)

The 2029 Notes, the 2031 Notes and the 2037 Notes (collectively, the “Notes”) will each constitute a separate series of the Issuer’s debt securities under the indenture governing the Notes.

Securities Type	Senior Notes

Legal Format	SEC Registered

Expected Ratings (Moody’s / S&P)*	Baa1 (Stable) / BBB (Stable)

Trade Date	August 10, 2026

Settlement Date	August 14, 2026 (T+4)

Principal Amount	2029 Notes: $700,000,000
2031 Notes: $500,000,000
2037 Notes: $400,000,000

Maturity Date	2029 Notes: August 14, 2029
2031 Notes: August 14, 2031
2037 Notes: March 14, 2037

Interest Payment Dates	2029 Notes: Semi-annually on February 14 and August 14, commencing on February 14, 2027
2031 Notes: Semi-annually on February 14 and August 14, commencing on February 14, 2027
2037 Notes: Semi-annually on March 14 and September 14, commencing on March 14, 2027

Coupon	2029 Notes: 4.800%
2031 Notes: 5.050%
2037 Notes: 5.550%

Benchmark Treasury	2029 Notes: 4.125% due July 15, 2029
2031 Notes: 4.375% due July 31, 2031
2037 Notes: 4.375% due May 15, 2036

Benchmark Treasury Price / Yield	2029 Notes: 99-161/4 / 4.305%
2031 Notes: 99-273/4 / 4.405%
2037 Notes: 97-15 / 4.701%

Spread to Benchmark Treasury	2029 Notes: +50 basis points
2031 Notes: +65 basis points
2037 Notes: +88 basis points

Yield to Maturity	2029 Notes: 4.805%
2031 Notes: 5.055%
2037 Notes: 5.581%

Public Offering Price	2029 Notes: 99.986% of the principal amount
2031 Notes: 99.978% of the principal amount
2037 Notes: 99.748% of the principal amount

Optional Redemption	The 2029 Notes, the 2031 Notes and the 2037 Notes will be redeemable, in whole, at any time, or in part, from time to time, prior to July 14, 2029 (one month prior to the 2029 Notes maturity date) (the “2029 Par Call Date”) in the case of the 2029 Notes, prior to July 14, 2031 (one month prior to the 2031 Notes maturity date) (the “2031 Par Call Date”) in the case of the 2031 Notes and prior to December 14, 2036 (three months prior to the 2037 Notes maturity date) (the “2037 Par Call Date” and, together with the 2029 Par Call Date and the 2031 Par Call Date, the “Par Call Dates” and each, a “Par Call Date”) in the case of the 2037 Notes, at the Company’s option, in each case, for cash, at a redemption price, plus accrued and unpaid interest to, but not including, the redemption date, equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if the Notes matured on the applicable Par Call Date (in each case, not including accrued and unpaid interest to, but not including, the date of redemption, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months)) at the applicable Treasury Yield plus (i) 10 basis points in the case of the 2029 Notes, (ii) 10 basis points in the case of the 2031 Notes and (iii) 15 basis points in the case of the 2037 Notes.

On or after the applicable Par Call Date, the Notes will be redeemable, in whole at any time or in part from time to time, at the Company’s option, for cash, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus in each case, accrued and unpaid interest to, but not including, the redemption date.

CUSIP Number	2029 Notes: 67103H AQ0
2031 Notes: 67103H AR8
2037 Notes: 67103H AS6

ISIN	2029 Notes: US67103HAQ02
2031 Notes: US67103HAR84
2037 Notes: US67103HAS67

Joint Book-Running Managers	J.P. Morgan Securities LLC
Truist Securities, Inc.
Wells Fargo Securities, LLC
BofA Securities, Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Mizuho Securities USA LLC

Senior Co-Managers	Huntington Securities, Inc.
TD Securities (USA) LLC

Co-Managers	Capital One Securities, Inc.
Credit Agricole Securities (USA) Inc.
Regions Securities LLC
Santander US Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the Notes will be made to investors on or about August 14, 2026, which will be the 4th business day following the date of the prospectus supplement (such settlement being referred to as “T+4”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes before the first business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for this offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC, collect at 1-212-834-4533, Truist Securities, Inc., toll free at 1-800-685-4786 or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

Term Sheet dated August 10, 2026 to the Preliminary Prospectus Supplement dated August 10, 2026, and the accompanying Prospectus dated April 1, 2025 (together, the “Preliminary Prospectus”) of O’Reilly Automotive, Inc. The information in this Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this Term Sheet but not defined have the meanings given them in the Preliminary Prospectus.